December 8, 2006

Mail Stop 4561

By U.S. Mail and Facsimile to (216)-357-6248

Mr. Jeffrey B. Weeden
Chief Financial Officer
KeyCorp
127 Public Square
Cleveland, Ohio 44114-1306

> **RE:** **KeyCorp**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2005**
> **Forms 10-Q for Fiscal Quarters Ended**
> **March 31, 2006, June 30, 2006 and September 30, 2006**
> **File No. 001-11302**

Dear Mr. Weeden:

We have reviewed your filings and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Notes to Consolidated Financial Statements

Accounting Pronouncements Adopted in 2005, page 62

1. We note your disclosure regarding the $30 million charge recorded during the first quarter of 2005 as a result of the Staff's February 7, 2005 letter on lease accounting ("the letter").

    As stated on page 2 of the letter, we believe the positions noted are based upon existing accounting literature. Therefore, it appears inappropriate to include your disclosure within "accounting pronouncements adopted in 2005."

    As further stated in the letter, to the extent SEC registrants have deviated from the lease accounting standards and related interpretations set forth by the FASB, those registrants, in consultation with their independent auditors, should assess whether restatement is required. Registrants who determine their prior accounting to be in error should disclose that fact and other related information.

    Please tell us whether you determined your prior accounting to be in error. If you determined that a restatement of your historical financial statements was not required, provide us with a qualitative and quantitative assessment of materiality for the related quarterly and annual periods which supports your determination. If you continue to provide the aforementioned disclosure in your future filings, please revise to correctly describe the nature of the accounting change.

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Please respond to this comment within ten business days or tell us when you will respond. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Chris Harley, Staff Accountant, at (202) 551-3695 or me at (202) 555-3474 if you have questions regarding this comment.

Sincerely,

Sharon M. Blume
Senior Accountant